Exhibit 12

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		For the Year Ended
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Pre-tax income	20,919	12,269	63,199	39,755	21,292	8,753	5,147
Plus: Fixed charges	8,535	6,170	28,587	21,444	31,327	33,683	33,580
Earnings, including interest on deposits	29,454	18,439	91,786	61,199	52,619	42,436	38,727
Less: Interest on deposits	6,241	4,442	20,447	15,139	26,180	29,601	29,555
Earnings, excluding interest on deposits	23,213	13,997	71,339	46,060	26,439	12,835	9,172

Fixed Charges:
Interest on deposits	6,241	4,442	20,447	15,139	26,180	29,601	29,555
Interest on borrowings	1,750	1,375	6,237	4,787	3,883	3,290	3,365
Amortization on indebtedness	50	(23)	92	264	241	-	-
Interest included in rental expense	494	377	1,810	1,254	1,023	792	660
Total Fixed Charges, including interest on deposits	8,535	6,170	28,587	21,444	31,327	33,683	33,580
Less: Interest on deposits	6,241	4,442	20,447	15,139	26,180	29,601	29,555
Total Fixed Charges, excluding interest on deposits	2,294	1,728	8,140	6,305	5,147	4,082	4,025
Preferred stock dividend requirements	-	-	-	-	1,669	3,786	3,786
Combined fixed charges and preferred stock dividend requirements	2,294	1,728	8,140	6,305	6,816	7,868	7,811

Ratio of Earnings to Fixed Charges:
Including interest expense	3.45	2.99	3.21	2.85	1.68	1.26	1.15
Excluding interest expense	10.12	8.10	8.76	7.31	5.14	3.14	2.28

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements
Including interest expense	3.45	2.99	3.21	2.85	1.59	1.13	1.04
Excluding interest expense	10.12	8.10	8.76	7.31	3.88	1.63	1.17